Exhibit 3.1

ARTICLES OF INCORPORATION

ALARION FINANCIAL SERVICES, INC.

The undersigned Incorporator of Alarion Financial Services, Inc., hereby adopts the following Articles of Incorporation.

ARTICLE I

The name of the corporation shall be Alarion Financial Services, Inc. (“Corporation”). Its initial place of business shall be One Northeast First Avenue, Ocala, Florida 34470, or at such other place as the Board of Directors shall designate.

ARTICLE II

The general nature of the business to be transacted by the Corporation shall be that of a bank holding company and any other businesses permitted under the laws of the United States of America and the State of Florida.

ARTICLE III

The total number of shares authorized to be issued by the Corporation shall be 5,000,000. Of such shares, 4,000,000 shall be common stock, $0.01 par value and 1,000,000 shall be undesignated preferred stock.

ARTICLE IV

The term for which said Corporation shall exist shall be perpetual.

ARTICLE V

The number of directors shall not be fewer than five. A majority of the full board of directors or of the shareholders may, at any time during the year following the annual meeting of shareholders, increase the number of directors by not more than two directors, and appoint persons to fill resulting vacancies.

In witness of the foregoing, the undersigned Incorporator executed these Articles of Incorporation this 12th day of August, 2005.

/s/ Richard Pearlman
Richard Pearlman, Incorporator